

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-mail
Ken Calwell
Chief Executive Officer
Papa Murphy's Holdings, Inc.
8000 NE Parkway Drive, Suite 350
Vancouver, WA 98662

> **Re:** **Papa Murphy's Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2014**
> **File No. 333-194488**

Dear Mr. Calwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 51

Notes to the Unaudited Pro Forma, page 53

Note (4) Acquisition Accounting Adjustments, page 53

(b), page 53

1. Please disclose the gross depreciable or amortizable amount and period for each type of asset.

(c), page 53

2. Please disclose the rate of interest used to calculate the interest adjustment.

Note (5) Recapitalization, page 54
(a), page 54

3. Please disclose the rate of interest used to calculate the interest adjustment.

Agreements Related to the Acquisition by Lee Equity, page 113

4. We note the registration rights provisions in the existing stockholders' agreement. As such, please file that agreement.

Principal and Selling Stockholders, page 119

5. We note your response to our prior comment 12 and reissue in part. Please revise footnote 2 to the table to disclose the natural persons who have voting and investment control of the shares beneficially owned by Thrivent White Rose Fund or advise.

Note 3: Acquisitions, page F-13

6. We note that the company's investment in Project Pie is being accounted for as a cost method investment. Please provide us with an analysis of how you determined your treatment is appropriate. Include in your response specific information regarding your consideration of the applicable factors listed in ASC 323-10-15-6, as well as the fact that your chairman is also the chairman of the Project Pie board of managers and chairman of Project Pie in an executive capacity and one of your other directors is also on Project Pie's board of managers.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551- 3307 or Lyn Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Alexander D. Lynch, Esq.
       Weil, Gotshal & Manges LLP